UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-31925
CUSIP NUMBER 92232R 10 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Vaso Active Pharmaceuticals, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

99 Rosewood Drive, Suite 260
Address of Principal Executive Office (Street and Number)

Danvers, MA 01923
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is currently engaged in settlement discussions with the staff of the Securities and Exchange Commission in an effort to resolve a proposed civil injunctive action and is currently preparing an amendment to its Form 10-KSB filed on March 26, 2004, which will provide disclosure on the proposed action and related matters. The Registrant anticipates that its Form 10-QSB will be filed simultaneously with the amendment to its Form 10-KSB.  Due to the material nature of the discussions, thieir impact on the Registrant’s disclosure, and the need to coordinate the filing of the proposed amendment to its Form 10-KSB with its Form 10-QSB, the Registrant could not file its Form 10-QSB on May 17, 2004.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph Frattaroli	978	750-1991
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment

Vaso Active Pharmaceuticals, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2004	By	/s/ Joseph Frattaroli, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

The Registrant anticipates that a significant change in the results of operations between the quarter ended March 31, 2003 and the quarter ended March 31, 2004 will be reflected by the earnings statements to be included in its 10-QSB for the quarter ended March 31, 2004.

The Registrant reported a loss of $121,967 for the quarter ended March 31, 2003.  It anticipates a loss of approximately $1.8 million for the quarter ended March 31, 2004.  The difference is due to the Registrant’s larger operations, a reserve being established for litigation expenses and expenses associated with a private placement transaction completed on March 16, 2004.

More specifically, during the quarter ended March 31, 2003, the Registrant had limited operations because it was a newly incorporated entity.  For that quarter, it incurred approximately $88,000 in selling, general and administrative expenses.  In the most recent quarter, selling, general and administrative expenses will equal approximately $1.5 million, including approximately $600,000 in investment commissions and fees incurred in connection with the March 16, 2004 closing of a private placement of the Registrant’s common stock, a $200,000 charge to establish a litigation reserve, approximately $110,000 in increased salary, approximately $100,000 in increased legal and professional fees, and increases in various other expense items commensurate with the scale up of business.

In addition, the most recent quarter’s loss includes a charge of $100,000 in connection with option grants and $95,000 in research and development costs.